2021

First Person Solutions LLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIVE MONTH PERIOD ENDED OCTOBER 30, 2021

FIRST PERSON SOLUTIONS LLC

October 2021

Table of Contents

Independent Accountant's Review Report

To the Board of Directors and Shareholders
First Person Solutions LLP

Scope

I have reviewed the accompanying balance sheet of First Person Solutions LLC as of October 30, 2021, and the related statements of income, equity, and cash flows for the five-month period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Marlene A. Brankovic CPA
Palm Beach Gardens, FL 33410

December 10, 2021

Balance Sheet

First Person Solutions LLC
Parent Company

Balance Sheet Detail
From Jun 2021 to Oct 2021

Financial Row	Type	Date	Document Number	Name	Amount	Balance
ASSETS					$0.00	$0.00
Current Assets					$0.00	$0.00
Bank					$138,352.74	$138,352.74
Total Current Assets					$138,352.74	$138,352.74
Total ASSETS					$138,352.74	$138,352.74
Liabilities & Equity					$0.00	$0.00
Current Liabilities					$0.00	$0.00
Other Current Liability					$111,125.33	$111,125.33
Total Current Liabilities					$111,125.33	$111,125.33
Long Term Liabilities					$0.00	$0.00
270XXX - Long Term Debt					$279,500.00	$279,500.00
Total Long Term Liabilities					$279,500.00	$279,500.00
Equity					$0.00	$0.00
300XXX - Equity					$0.00	$0.00
300101 - Joal Adams Investment 6/15/21					$0.00	$0.00
	Journal	06/08/2021	60	Joel Adams	$25,000.00	$25,000.00
Total - 300101 - Joal Adams Investment 6/15/21					$25,000.00	$25,000.00
Total - 300XXX - Equity					$25,000.00	$25,000.00
Net Income					($277,272.59)	($277,272.59)
Total Equity					($252,272.59)	($252,272.59)
Total Liabilities & Equity					$138,352.74	$138,352.74

See independent accountant's review report and accompanying notes to financial statements.

Statement of Income

First Person Solutions LLC
Parent Company

Income Statement Detail

From Jun 2021 to Oct 2021

Financial Row	Type	Date	Document Number	Name	Clr	Split	Amount
Ordinary Income/Expense							
Cost Of Sales							
500XXX - Cost of Sales							
5003XX - Manufacturing Contract Services							$2,080.49
5013XX - New Marketing Expenses							$528.94
5014XX - Commercialization Branding/Marketing /Sales Expenses							$12,955.67
Total - 500XXX - Cost of Sales							$15,565.10
Total - Cost Of Sales							$15,565.10
Gross Profit							($15,565.10)
Expense							
600XXX - Corporate Expense							
6001XX - Salary and Benefits							$219,044.00
6002XX - Travel							$1,646.34
6004XX - Office & Administration							$4,069.44
6005XX - Utilities							$274.94
60062X - Internal Software Costs							$32,472.77
Total - 600XXX - Corporate Expense							$257,507.49
Total - Expense							$257,507.49
Net Ordinary Income							($273,072.59)
Other Income and Expenses							
Other Expense							
7008XX - Interest expense and other income							
700822 - Interest expense short term loan							$1,200.00
700823 - Interest expense Assigned counsel							$3,000.00
Total - 7008XX - Interest expense and other income							$4,200.00
Total - Other Expense							$4,200.00
Net Other Income							($4,200.00)
Net Income							($277,272.59)

See independent accountant’s review report and accompanying notes to financial statements.

Statement of Cash Flows

First Person Solutions LLC
Parent Company
Cash Flow Statement
From Jun 2021 to Oct 2021

FINANCIAL ROW	AMOUNT
Operating Activities	
Net Income	($277,272.59)
Adjustments to Net Income	
Other Current Liabilities	$111,125.33
Total Adjustments to Net Income	**$111,125.33**
Total Operating Activities	**($166,147.26)**
Financing Activities	
Long Term Liabilities	$279,500.00
Other Equity	$25,000.00
Total Financing Activities	**$304,500.00**
Net Change in Cash for Period	**$138,352.74**
Cash at Beginning of Period	**$0.00**
Cash at End of Period	**$138,352.74**

See independent accountant's review report and accompanying notes to financial statements.

Statement of Equity

FIRST PERSON SOLUTIONS LLC
PARENT COMPANY
CONSOLIDATED STATEMENT OF EQUITY
OCTOBER 30, 2021

	Common Stock		Preferred Stock		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid In Capital	(Accumulated Deficit)	Total
Beginning Balance Inception June 1, 2021							
Contributions					25,000		25,000
Other Comprehensive Income							-
Net Income / (Loss)					-	(277,273)	(277,273)
Ending Balance October 30, 2021	-	-	-	-	**25,000**	**(277,273)**	**(252,273)**

See independent accountant's review report and accompanying notes to financial statements.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of operations of First Person Solutions LLC (the "Company"). There are no related entities to consolidate. The financial statements only include information from inception (June 1, 2021) through October 30, 2021. First Person Solutions LLC was incorporated in the State of Delaware on May 26, 2021. The Company plans to introduce product lines designed with Resonant Signaling theory to combat COVID symptoms both in the US and globally.

Fiscal Year
The Company operates on a December 31st year-end calendar.

Basis of Accounting
The accompanying financial statements of First Person Solutions LLC have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America may require the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste, and trends in the Covid 19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 30, 2021, the Company holds no cash equivalents.

Revenue Recognition
The Company will recognize revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders will be recorded as deferred revenues. The Company has not recorded any revenue from inception on June 1, 2021 through October 30, 2021.

2. Commitment and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one million (1,000,000) shares. As of October 30, 2021, there is an equity balance of $25,000. Joel Adams, sole owner of the company, holds 100% of the shares at this time.

4. Subsequent Events

The Company has evaluated subsequent events through December 10, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.